UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) June 1, 2010



ZOOM TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	**0-18672**	**51-0448969**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

No.6 Zhongguancun South Street, CEC Bldg Room 708
Haidian District, Beijing, China 100086

U.S. correspondence office:
c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, NY 10017
(Address of principal executive offices including zip code)

(917) 609-0333
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01 Completion of Acquisition of Assets

On June 1, 2010, Zoom Technologies, Inc. (the "Company") pursuant to a share exchange agreement (the "Agreement") dated April 29, 2010, acquired 100% of the shares of Nollec Wireless Company Ltd., ("Nollec Wireless") a mobile phone and wireless communication design company located in Beijing, China (the "Acquisition"). The parties to the Agreement include the Company as the acquirer of Nollec Wireless and:

a) Silver Tech Enterprises, Ltd. ("Silver Tech"), a holding company founded in July 2005, organized and existing under the laws of the British Virgin Islands, which owns 100% of Ever Elite Corporation, Ltd.;

b) Ever Elite Corporation, Ltd. ("Ever Elite"), a holding company founded in June 2007, organized under the laws of Hong Kong Special Administrative Region which owns 100% of Nollec Wireless Company, Ltd.;

c) Nollec Wireless Company, Ltd., the operating company founded in June 2007, organized under the laws of the People's Republic of China;

d) Key Network Holdings, Ltd. ("KNH"), a BVI company, owner of 76.8% of the outstanding stock of Silver Tech; and

e) Better Day Finance, Ltd. ("BDF"), a BVI company, owner of 23.2% of the outstanding stock of Silver Tech.

After the closing on June 1, 2010, each of Silver Tech, Ever Elite and Nollec Wireless became wholly owned subsidiaries of Zoom, as described in the diagram below:


Zoom Technologies, Inc.
Silver Tech Enterprise, Ltd. – a BVI Company
Ever Elite Corporation, Ltd. – a Hong Kong Company
Nollec Wireless Company, Ltd. – a PRC Company

KNH and BDF sold their combined 100% ownership of Silver Tech to the Company. The consideration paid for Silver Tech, which owns 100% of Ever Elite which in turn owns 100% of Nollec Wireless was US$10.96 million in cash and stock. The consideration paid by the Company is based on an appraisal report conducted by Beijing Jingdu Zhongxin Assets Valuation Company Ltd., an affiliate of Grant Thornton. Pursuant to the Agreement, $1.37 million of the total consideration was paid in cash by the Company and the balance of $9.59 million was paid by the issuance of 1,342,599 shares of the Company's common stock ("Payment Shares"). The price of the Payment Shares was based on the weighted average closing price of Zoom shares as traded on Nasdaq for the 10 consecutive trading days prior and leading up to the day immediately before the date of the Agreement. The sellers in the Transaction, KNH and BDF, executed lock up agreements which restrict them from transferring the Payment Shares for a period of 6 months from the closing date of the transaction. Closing of the Transaction was subject to customary closing conditions and deliverables by the Company, KNH and BDF.

Nollec Wireless primarily focuses on research and development of mobile phones, and hardware and software solutions for domestic Chinese and oversea customers. Its design team includes experienced engineers in the core technologies of wireless communication and mobile phone development. Nollec provides state of the art industrial, user inter-phase, mechanical and engineering designs and software and hardware integration. Its clients include certain domestic and international mobile phone manufacturers including Philips, Lenovo, Sonim, Gionee and Borqs.

Nollec Wireless generates revenues by charging clients a design fee plus a royalty fee based on the number of units of phones actually sold. Its unaudited financial results for the years ended December 31, 2009 and 2008 showed revenues of $6.2 million and $7.1 million respectively, and net income of $1.3 million and $0.9 million respectively.

Required Audited financial statements will be filed in an amendment on Form 8-K not later than 71 calendar days after the filing date of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZOOM TECHNOLOGIES, INC.

Date: June 7, 2010   By: /s/ Anthony K. Chan

Anthony K. Chan
Chief Financial Officer